October 21, 2004


Via Facsimile 615.742.2723 and 212.259.6333 plus U.S. Mail

Mr. James H. Cheek, III, Esq.
Mr. J. Allen Overby, Esq.
Bass, Berry & Sims PLC
315 Deaderick Street, Ste. 2700
Nashville, TN 37238-3001

RE:	HCA Inc.
	Schedule TO-I/A filed by HCA Inc. on October 13, 2004
	File No. 005-41652

Dear Sirs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

OFFER TO PURCHASE

General/Important ii

1. Advise us why the offer is open for twenty full business days as required by Rule 14e-1(a) for the participants in the Amended and Restated HCA Employee Stock Purchase Plan and the HCA 401(k) plan.

2. In light of your comment that holders who check the box indicating that they will tender their shares at any price at or above the minimum will maximize their chances of their shares being purchased in the offer, include disclosure which clearly explains that this feature may have the effect of decreasing the price at which any securities will be purchased.

3. Procedures for Tendering Shares, page 17

3. We note that shareholders must submit multiple letters of transmittal if they determine to tender shares at different prices. Please revise to clarify whether holders must submit multiple requests to withdraw if they wish to withdraw shares tendered at different prices.

6. Conditional Tender of Shares, page 24

4. Shares not purchased pursuant to conditional tender, proration, or pricing provisions must be returned promptly following the expiration of the offer, not "as promptly as practicable." Please revise.

5. The proration discussion is not clear as it appears HCA intends to pro rate conditionally tendered securities. We understand HCA has committed to prorating tendered securities if 61,000,000 or more shares are tendered in the offer. While the staff will not object if HCA first makes purchases from each security holder tendering an odd lot prior to prorating the balance of securities tendered, and acknowledge HCA may lawfully exclude from the pro ration pool securities tendered by odd lot holders, HCA remains required to then accept all unconditionally tendered securities next. HCA may then purchase conditionally tendered securities by lot. Please revise to make clear, if true, that HCA will not be prorating conditionally tendered securities and that HCA will only accept securities in that class of tenders once odd lots and unconditionally tendered securities have been accepted. See Rule 13e-4(f)(3)(ii).

7. Conditions to the Offer

6. HCA deems the conditions to be an ongoing right that may be asserted at any time from time to time. Please be advised that all conditions of the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Defining the conditions as a continuing right that may be waived at any time suggest that conditions to the offer may be waived after expiration of the offer. Please revise the disclosure to make clear that all conditions, other than those subject to applicable law, will be satisfied or waived on or before the expiration of the offer.

11. Certain Information Concerning Us

7. Advise us of the authority upon which HCA relies to incorporate future periodic filings by reference, or delete this reference and revise this section to indicate that HCA will specifically amend the Schedule TO to incorporate by reference future periodic filings made with the Commission.


Letter Of Transmittal

8. We note that you will accept odd lot tenders only from those holders who were odd lot holders at the date of announcement and continue to be odd lot holders through the expiration date. This condition appears inconsistent with Rule 13e-4(f)(3) and as it would seemingly prohibit holders from becoming odd lot holders by selling shares in the market prior to expiration. Please revise and make corresponding changes to page 12 of the Offer to Purchase.

9. We note that on page 4 of the Letter of Transmittal you stipulate that the undersigned "has read and agrees to all of the terms of the Offer." The form improperly asks option holders to certify that they have "read" the terms of the offer. Please revise to delete the requirement that option holders certify that they have "read" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates HCA neither views the certification made by option holders that they have read the offering materials as a waiver of liability and that HCA promises not to assert that this provision constitutes a waiver of liability.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 942-2948. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303. In addition, you should file all correspondence electronically on EDGAR.


								Sincerely,


								Nicholas P. Panos
								Special Counsel
								Office of Mergers &
								Acquisitions